UFJ

UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

March 22, 2002

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

4/9

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL
Enclosure

March 22, 2002

To whom It May Concern:

UFJ Holdings, Inc

Financial Assistance to GAMAGORI MARINE DEVELOPMENT CO., LTD.

We hereby give notice that UFJ Bank Limited, a wholly owned subsidiary of UFJ Holdings, Inc., today decided to give financial assistance to GAMAGORI MARINE DEVELOPMENT CO., LTD (GAMAGORI MARINE), as described below, in response to the request from GAMAGORI MARINE.

1. Sale of the loan for GAMAGORI MARINE to Toyota Motor Corporation at a fair price
2. Loss on Sale
   Yen 16,584 million

Impact on earnings of UFJ Holdings, Inc.

UFJ Holdings does not change the current forecast of its consolidated financial results for the fiscal year ending March 31, 2002, since loss on sale of the loan will be covered by the reserve for possible loan losses.

UFJ

UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

02 APR -9 AM 9:51

March 25, 2002

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

Chie Arai

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL
Enclosure

March 25, 2002

To Whom It May Concern:

UFJ Holdings, Inc.
Sanwa Business Credit Co., Ltd.
The Central Factor, Ltd.

Merger between Sanwa Business Credit Co., Ltd. and The Central Factor, Ltd.

Sanwa Business Credit Co., Ltd. (a subsidiary of UFJ Bank Limited) and The Central Factor, Ltd. (an affiliate of UFJ Bank Limited) have decided to merge in order to integrate, strengthen and streamline the factoring business within the UFJ Group, under the condition of the resolution of shareholders of both companies and the completion of the legal procedures.

Outline of Merger

(1) Trade name of the new company: UFJ Business Finance Co., Ltd.

(2) Merger target date: July 1, 2002

(3) Location of head office: Tokyo

(4) Surviving entity: Sanwa Business Credit Co., Ltd.

(5) Others:
Merger scheme, management structure and the board of management of the new company shall be determined in the near future.